

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 24, 2015

Via E-mail
Jon Wilcox
Manager
California Republic Funding, LLC
18400 Von Karman Avenue
Suite 1100
Irvine, California 92612

> **Re:** **California Republic Funding, LLC**
> **Registration Statement on Form SF-3**
> **Filed October 28, 2015**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed November 17, 2015**
> **File No. 333-207639**

Dear Mr. Wilcox:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2. Please confirm that the registrant has met the requirements of General Instruction I.A.1 of Form SF-3 by providing disclosure in an appropriate part of the prospectus describing

how the requirements have been met. See Instruction to General Instruction I.A.1 of Form SF-3.

3. Please revise your prospectus as necessary to ensure that all cross-references are accurate. We note, for example, your references on pages 24 and 75 to a section titled "Maturity and Prepayment Considerations," but we are unable to locate this section in your prospectus.

4. We note that you define the term "Noteholders" on page 127 as the holders of record of the Notes. We also note your disclosure in the section beginning on page 80 titled "Book-Entry Registration" that the notes will registered in book-entry form in the name of Cede & Co. Please revise your prospectus throughout as necessary to clarify that, for purposes of the asset-representations review, dispute resolution, and investor communication shelf-eligibility requirements under General Instructions I.B.1(b), (c), and (d) of Form SF-3, a "noteholder" is the beneficial owner of the note, rather than Cede & Co. or DTC. Where appropriate, please also include:

   - A description of the DTC voting guidelines that beneficial owners must follow to use the asset representations review provision and how those guidelines will operate in connection with the process outlined for the asset-representations review;

   - Whether beneficial owners must follow DTC procedures to use the dispute resolution provision, and if so, a brief description of what those procedures include; and

   - Whether beneficial owners must send communication requests to the issuer or servicer through DTC procedures, and if so, a brief description of what those procedures includes, or if the requests may be sent directly to the issuer or servicer.

Cover Page of Registration Statement

Calculation of Registration Fee

5. We note in footnote 3 to your fee table that you intend to include unsold securities from a prior registration statement pursuant to Rule 415(a)(6) of the Securities Act. In the pre-effective amendment in which you carry forward the unsold securities, please include as part of your footnotes to the "Calculation of Registration Fee" the following information: the SEC file number of the prior registration statement; the amount of the unsold securities being included on this registration statement; and the amount of filing fees previously paid in connection with the unsold securities. See Rule 415(a)(6) of the Securities Act of 1933 and Securities Act Rules Compliance and Disclosure Interpretation 212.24.

Form of Prospectus

Flow of Funds, page 8

6. We note your disclosure on page 41 under the heading "The Asset Representations Reviewer" that the issuer will pay the annual and review fees, reimbursements and indemnities due to the asset representations reviewer to the extent that those amounts are not paid or reimbursed by the Administrator. We also note your prospectus summary disclosure on page 12 under the heading "Priority of Payments" that the asset representations reviewer fees will be paid by the issuer to the extent not previously paid. However, the chart here and your discussion of the excess spread amounts on pages 14 and 75 do not appear to contemplate fees and expenses due to the asset representations reviewer. Please revise your prospectus where appropriate to reflect all fees and expenses due to the asset representations reviewer. Refer to Items 1103(a)(3)(vi) and 1109(b)(4) of Regulation AB.

Summary, page 10

7. We also note your disclosure on page 86 under the heading "Application of Available Funds – Distributions – Following an Event of Default" that, following an event of default, the asset representations reviewer fees, expenses, and indemnities will be paid first. Please revise your disclosure at the top of page 13 regarding an acceleration of payments following the occurrence of an event of default to be consistent.

The Depositor, page 37

8. We note your disclosure here that the depositor will be responsible for paying the costs of forming the issuer and legal fees for certain transaction parties, rating agency fees and certain other transaction costs. In the section titled "CRB" on page 42, however, you state that CRB is responsible for these costs. Please revise where necessary to provide consistent disclosure.

CRB

General, page 42

9. We note that a portion of the receivables sold to the trust will be loans and retail installment contracts purchased from dealers by the sponsor. Please revise to indicate that you will identify any originator(s), apart from the sponsor or its affiliates, that originated 10% or more of the pool assets, as well as any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets. Refer to Item 1110(a) of Regulation AB. Please also confirm that if any of these originators has originated, or is

expected to originate, more than 20% of the pool assets, you will provide the information required by Item 1110(b) and (c) of Regulation AB.

Dealer Agreements, page 44

10. We note your disclosure that each dealer that originates receivables for CRB has made representations and warranties with respect to the receivables and the security interests in the related vehicles. Please revise to summarize these representations and warranties and state whether they will be assigned to the issuing entity trust for the benefit of the beneficial holders of the notes. Refer to Item 1111(e)(1) of Regulation AB.

Delinquency, Loss and Repossession Information, page 46

11. We note your statement that the data presented includes all auto receivables "currently owned by CRB." This statement appears to conflict with the disclosure in footnote 1 to the table on page 47 that the data presented is based on principal balances for vehicles serviced by CRB, "including auto receivables that have been sold but continue to be serviced by CRB." Please revise to provide consistent disclosure or advise.

The Receivables

Eligibility Criteria, page 50

12. We note that the asset pool may include delinquent receivables. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date. See General Instruction I.B.1(e) of Form SF-3.

CRB Must Repurchase Certain Receivables, page 62

13. We note that CRB, as sponsor, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding CRB's financial condition if there is a material risk that the ability of CRB to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

14. We also note that a "Noteholder" may make a request or demand that a receivable be repurchased. "Noteholders" is defined on page 127 as the holders of record of the Notes, which according to your disclosure under the heading "Book-Entry Registration" beginning on page 80, is Cede & Co. or DTC. It is not clear, however, from the disclosure in that section how a beneficial owner may exercise its rights indirectly through DTC and its participants to request or demand repurchase of a receivable. Please revise your disclosure here and throughout your prospectus as necessary to clarify how a beneficial owner may make a repurchase demand upon CRB or the depositor.

15. Additionally, we note your statement in the second full paragraph on page 63 that the repurchase obligation of CRB and the depositor "will constitute the sole remedy available to the Noteholders… for any such uncured breach." This appears to violate the shelf-eligibility requirement in General Instruction I.B.1(c) that the underlying transaction document must provide for an investor to have the right to submit a repurchase request to dispute resolution if the request has not been resolved within 180 days from the date when notice of the request is received. Please revise.

Asset Representations Review, page 63

16. We note that the asset representations reviewer will perform a review to test for compliance with the representations and warranties made by CRB and the depositor about the receivables. Please revise to state whether the asset representations reviewer will also test for compliance with the representations and warranties discussed on page 44 under the heading "CRB – Dealer Agreements" about the receivables and security interests in the related vehicles made by the dealers that originate receivables for CRB.

Delinquency Trigger, page 63

17. Please revise to provide information about whether charged-off receivables and/or receivables related to a repossessed vehicle are included in determining whether the delinquency trigger has been met for each monthly reporting period.

Voting Trigger, page 64

18. It is unclear that your disclosure that noteholders may vote to direct an asset representations review "[i]f the delinquency trigger occurs on the last day of the month" satisfies the requirements of the shelf-eligibility provision that the delinquency threshold calculation be "measured as of the end of the reporting period in accordance with the issuer's reporting obligations." Please revise to clarify that the delinquency threshold will be calculated as of the end of the reporting period. Refer to the Instruction to General Instruction I.B.1(b) of Form SF-3.

19. Please revise to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of Asset-Backed Securities Disclosure and Registration, Release No. 33-9638 (the "Regulation AB 2 Adopting Release") (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

20. Please revise to disclose how investors will be notified of whether at least 5% of investors have elected to initiate a vote to direct an asset representations review. For

example, it is unclear if this information will be included in the Form 10-D for the applicable reporting period, or if investors will be notified through a DTC process.

Asset Representations Review Process, page 64

21. We note your disclosure that an asset representations review will be performed "on each Receivable that is more than 60 days delinquent at the end of the prior month." Please revise to state that the asset representations reviewer will be instructed to perform a review of all receivables 60 days or more delinquent as required by the shelf eligibility provisions of Form SF-3. See General Instruction I.B.1(b)(D) of Form SF-3.

22. We also note your statement in the first full paragraph on page 65 that "[t]he tests may not be sufficient to determine every instance of noncompliance." The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm that the tests will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Dispute Resolution for Repurchase Requests, page 65

23. We note your statement that if a receivable subject to a repurchase request was part of an asset representations review and the findings and conclusion of the reviewer state that no tests were failed, the repurchase request for that receivable will be deemed to be resolved. This appears to be inconsistent with the shelf-eligibility requirements of Form SF-3. It particular, the rule permits investors to utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. Refer to Section V.B.3(a)(3) of the Regulation AB 2 Adopting Release. Please revise or confirm that this statement is not intended to bar an investor from initiating a dispute resolution proceeding where the asset representations reviewer has determined that no tests were failed for the receivable.

24. We note your statement that "[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential." Please revise to clarify that such confidentiality limitations will not prevent disclosure publicly-available information or information required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of investors to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Credit Risk Retention

[Eligible Horizontal Residual Interest Option:], page 88

25. We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed the receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Description of the Transaction Documents

Fees and Expenses of the Issuer, page 93

26. We note your statement in footnote 2 to the fees and expenses tables on page 94 that the servicer has the primary obligation to pay the fees and expenses of the asset representations reviewer. On page 41, however, you state that the issuer will pay the fees and expenses for the asset representations reviewer to the extent that those amounts are not paid or reimbursed by the administrator. While CRB is both the servicer and the administrator in this transaction, it is unclear in which capacity CRB will be acting when it pays these fees. Please revise to clarify. Additionally, if CRB will pay the asset representations reviewer in its capacity as servicer, please revise your disclosure throughout the prospectus where appropriate to indicate whether this fee will be paid from the servicing fee paid to CRB as described on pages 17 and 93.

27. It also appears that you may be missing a reference to footnote 2 for the Asset Representations Reviewer row in the fees and expenses table. Please revise or advise.

Appendix A – Static Pool Information for Prior Securitizations, page A-1

28. Please confirm that you will update the delinquency, cumulative loss, and prepayment data tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus. Refer to Item 1105(a)(3)(ii) of Regulation AB and the instruction thereto.

Part II – Information Not Required in Prospectus

Item 15. Undertakings, page II-2

29. Issuers of asset-backed securities are no longer eligible to omit prospectus information in a registration statement in reliance on Securities Act Rule 430B, but instead must meet the requirements of Securities Act Rule 430D. As such, please revise your undertakings to remove the undertaking relating to reliance on Rule 430B. Refer to Section V.B.1(a)(3)(b) of the Regulation AB 2 Adopting Release.

Exhibits

30. Please confirm that you will make all necessary revisions to your transaction documents to reflect the amendments made throughout your prospectus in response to the above comments.

Exhibit 5.1 – Opinion of Sidley Austin LLP with respect to legality and Exhibit 8.1 – Opinion of Sidley Austin LLP with respect to federal income tax matters

31. Please revise your consent in the final paragraphs to state that counsel also consents to the prospectus discussion of the opinions and being named in the registration statement. Refer to Securities Act Rule 436 and Section IV of Staff Legal Bulletin No. 19.

Exhibit 10.4 – Asset Representations Review Agreement

32. We note in Section 3.4(d) that any Review Receivable included in a prior Review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to a Review Receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release. Please also revise your prospectus where appropriate to disclose this term of the asset representations review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Mark Olson, California Republic Funding, LLC
Siegfried Knopf, Esq., Sidley Austin LLP